UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 17th, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A JUNIO 2011 (En Miles de Balboas) *	26 de julio de 2011

	Variación		2010	2011
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-80,151.61	-18.37	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	287,768.19	356,129.45	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	226.43	92.34	245.21	272.85	322.73	20,559.51	456.06	266.49	471.63	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	226.43	92.34	245.21	272.85	322.73	559.51	456.06	266.49	471.63	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-80,382.43	-18.44	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	287,487.92	355,642.59	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	9,617.57	3.36	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	236,487.92	295,642.59	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-90,000.00	-60.00	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	51,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	4.39	40.53	10.83	11.25	10.89	15.10	13.94	13.77	15.22	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	710,977.44	17.84	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	4,413,671.71	4,696,693.62	0.00	0.00	0.00	0.00	0.00	0.00
Locales	19,421.05	7.51	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	152,562.10	277,906.43	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	693,779.46	18.23	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	4,344,535.25	4,499,625.98	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	2,223.06	2.83	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	83,425.63	80,838.79	0.00	0.00	0.00	0.00	0.00	0.00
Locales	2,912.24	117.75	2,473.16	689.14	689.14	898.73	1,364.92	1,276.88	5,385.40	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-689.17	-0.91	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	82,148.75	75,453.39	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	114,555.72	21.07	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	556,734.66	658,348.14	0.00	0.00	0.00	0.00	0.00	0.00
Locales	25,382.56	46.60	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	55,259.25	79,852.38	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	89,173.16	18.22	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	501,475.41	578,495.76	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-22,603.74	-29.03	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	65,184.87	55,265.78	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,110.83	-8.06	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	13,663.29	12,672.62	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-21,492.92	-33.54	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	51,521.59	42,593.16	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	722,777.80	14.33	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	263,509.93	14.46	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	1,956,763.98	2,085,605.75	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-40,198.85	-15.58	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	178,709.11	217,806.31	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-40,198.85	-18.44	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	138,709.11	177,806.31	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	84.07	23.34	360.23	368.66	379.24	424.67	433.27	435.93	444.29	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-40,282.92	-18.51	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	138,273.18	177,362.02	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	303,708.78	19.42	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	1,778,054.87	1,867,799.44	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	296.14	7.18	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	4,416.26	4,423.03	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	276.84	19.26	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	1,707.42	1,714.19	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	19.30	0.72	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	2,708.84	2,708.84	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	303,412.64	19.45	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	1,773,638.61	1,863,376.41	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-79,318.50	-79.54	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	28,406.02	20,407.48	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	382,731.14	26.21	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	1,745,232.59	1,842,968.92	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	462,692.27	18.97	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	462,692.27	18.97	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-36,551.97	-28.90	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	87,821.02	89,928.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,603.51	-24.48	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	3,207.33	4,946.42	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-34,948.45	-29.14	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	84,613.69	84,981.58	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	33,127.57	5.05	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	686,756.81	688,805.65	0.00	0.00	0.00	0.00	0.00	0.00
Capital	4,339.81	1.51	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	292,281.58	292,469.13	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-379.44	14.07	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	-3,055.88	-3,076.82	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	40,847.22	18.39	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	270,321.36	262,916.44	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-15,104.99	-26.63	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	32,596.08	41,606.18	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	3,424.97	-91.47	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	-596.49	-319.43	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	722,777.80	14.33	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A JUNIO 2011 (En Miles de Balboas) *	26 de julio de 2011

	2010	2011
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	11,676.26	11,912.54	0.00	0.00	0.00	0.00	0.00	0.00	67,768.65
Préstamos	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	10,582.29	10,712.31	0.00	0.00	0.00	0.00	0.00	0.00	61,734.48
Depósitos	837.22	64.95	66.98	49.54	50.68	59.29	68.26	0.00	0.00	0.00	0.00	0.00	0.00	359.71
Inversiones	11,605.72	897.62	650.06	951.30	1,008.83	1,034.68	1,131.97	0.00	0.00	0.00	0.00	0.00	0.00	5,674.46
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	4,258.04	4,236.34	0.00	0.00	0.00	0.00	0.00	0.00	23,854.30
Intereses Pagados	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	4,257.36	4,235.98	0.00	0.00	0.00	0.00	0.00	0.00	23,818.07
Comisiones	134.07	10.91	13.95	5.89	4.44	0.68	0.36	0.00	0.00	0.00	0.00	0.00	0.00	36.24
Ingreso Neto de Intereses	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	7,418.23	7,676.20	0.00	0.00	0.00	0.00	0.00	0.00	43,914.34
Otros Ingresos	24,156.11	875.23	987.01	1,297.90	6,605.82	6,919.83	6,290.73	0.00	0.00	0.00	0.00	0.00	0.00	22,976.51
Comisiones	9,900.14	719.01	780.44	645.52	545.06	537.18	790.90	0.00	0.00	0.00	0.00	0.00	0.00	4,018.11
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	14,255.97	156.22	206.57	652.38	6,060.76	6,382.65	5,499.82	0.00	0.00	0.00	0.00	0.00	0.00	18,958.40
Ingresos de Operaciones	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	14,338.06	13,966.93	0.00	0.00	0.00	0.00	0.00	0.00	66,890.86
Egresos Generales	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	4,421.39	4,469.56	0.00	0.00	0.00	0.00	0.00	0.00	24,530.83
Gastos Administrativos	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	2,348.35	2,489.49	0.00	0.00	0.00	0.00	0.00	0.00	13,160.79
Gastos Generales	5,089.90	204.17	418.28	668.86	229.78	698.80	802.59	0.00	0.00	0.00	0.00	0.00	0.00	3,022.49
Gastos de Depreciación	2,403.20	189.69	203.80	194.60	194.15	199.98	197.32	0.00	0.00	0.00	0.00	0.00	0.00	1,179.54
Otros Gastos	15,280.66	1,213.42	955.45	1,595.11	1,249.62	1,174.26	980.16	0.00	0.00	0.00	0.00	0.00	0.00	7,168.01
Utilidad antes de Provisiones	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	9,916.67	9,497.36	0.00	0.00	0.00	0.00	0.00	0.00	42,360.02
Provisiones por Cuentas Malas	-4,834.21	0.00	0.00	266.58	0.00	0.00	487.27	0.00	0.00	0.00	0.00	0.00	0.00	753.85
Utilidad del Periodo	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	9,916.67	9,010.10	0.00	0.00	0.00	0.00	0.00	0.00	41,606.18

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2010 - JUNE 2011 (In Thousand Balboas) *	July 26, 2011

	Absolute		2010	2011
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-80,151.61	-18.37	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	287,768.19	356,129.45	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	226.43	92.34	245.21	272.85	322.73	20,559.51	456.06	266.49	471.63	0.00	0.00	0.00	0.00	0.00	0.00
Demand	226.43	92.34	245.21	272.85	322.73	559.51	456.06	266.49	471.63	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-80,382.43	-18.44	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	287,487.92	355,642.59	0.00	0.00	0.00	0.00	0.00	0.00
Demand	9,617.57	3.36	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	236,487.92	295,642.59	0.00	0.00	0.00	0.00	0.00	0.00
Time	-90,000.00	-60.00	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	51,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	4.39	40.53	10.83	11.25	10.89	15.10	13.94	13.77	15.22	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	710,977.44	17.84	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	4,413,671.71	4,696,693.62	0.00	0.00	0.00	0.00	0.00	0.00
Local	19,421.05	7.51	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	152,562.10	277,906.43	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	693,779.46	18.23	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	4,344,535.25	4,499,625.98	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	2,223.06	2.83	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	83,425.63	80,838.79	0.00	0.00	0.00	0.00	0.00	0.00
Local	2,912.24	117.75	2,473.16	689.14	689.14	898.73	1,364.92	1,276.88	5,385.40	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-689.17	-0.91	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	82,148.75	75,453.39	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	114,555.72	21.07	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	556,734.66	658,348.14	0.00	0.00	0.00	0.00	0.00	0.00
Local	25,382.56	46.60	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	55,259.25	79,852.38	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	89,173.16	18.22	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	501,475.41	578,495.76	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-22,603.74	-29.03	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	65,184.87	55,265.78	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,110.83	-8.06	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	13,663.29	12,672.62	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-21,492.92	-33.54	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	51,521.59	42,593.16	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	722,777.80	14.33	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	263,509.93	14.46	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	1,956,763.98	2,085,605.75	0.00	0.00	0.00	0.00	0.00	0.00
Local	-40,198.85	-15.58	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	178,709.11	217,806.31	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-40,198.85	-18.44	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	138,709.11	177,806.31	0.00	0.00	0.00	0.00	0.00	0.00
Demand	84.07	23.34	360.23	368.66	379.24	424.67	433.27	435.93	444.29	0.00	0.00	0.00	0.00	0.00	0.00
Time	-40,282.92	-18.51	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	138,273.18	177,362.02	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	303,708.78	19.42	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	1,778,054.87	1,867,799.44	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	296.14	7.18	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	4,416.26	4,423.03	0.00	0.00	0.00	0.00	0.00	0.00
Demand	276.84	19.26	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	1,707.42	1,714.19	0.00	0.00	0.00	0.00	0.00	0.00
Time	19.30	0.72	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	2,708.84	2,708.84	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	303,412.64	19.45	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	1,773,638.61	1,863,376.41	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-79,318.50	-79.54	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	28,406.02	20,407.48	0.00	0.00	0.00	0.00	0.00	0.00
Time	382,731.14	26.21	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	1,745,232.59	1,842,968.92	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	462,692.27	18.97	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	462,692.27	18.97	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-36,551.97	-28.90	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	87,821.02	89,928.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,603.51	-24.48	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	3,207.33	4,946.42	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-34,948.45	-29.14	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	84,613.69	84,981.58	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	33,127.57	5.05	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	686,756.81	688,805.65	0.00	0.00	0.00	0.00	0.00	0.00
Capital	4,339.81	1.51	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	292,281.58	292,469.13	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-379.44	14.07	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	-3,055.88	-3,076.82	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	40,847.22	18.39	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	270,321.36	262,916.44	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-15,104.99	-26.63	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	32,596.08	41,606.18	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	3,424.97	-91.47	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	-596.49	-319.43	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	722,777.80	14.33	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2010 - JUNE 2011 (In Thousand Balboas) *	July 26, 2011

	2010	2011
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	11,676.26	11,912.54	0.00	0.00	0.00	0.00	0.00	0.00	67,768.65
Loans	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	10,582.29	10,712.31	0.00	0.00	0.00	0.00	0.00	0.00	61,734.48
Deposits	837.22	64.95	66.98	49.54	50.68	59.29	68.26	0.00	0.00	0.00	0.00	0.00	0.00	359.71
Investments	11,605.72	897.62	650.06	951.30	1,008.83	1,034.68	1,131.97	0.00	0.00	0.00	0.00	0.00	0.00	5,674.46
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	4,258.04	4,236.34	0.00	0.00	0.00	0.00	0.00	0.00	23,854.30
Interest	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	4,257.36	4,235.98	0.00	0.00	0.00	0.00	0.00	0.00	23,818.07
Commissions	134.07	10.91	13.95	5.89	4.44	0.68	0.36	0.00	0.00	0.00	0.00	0.00	0.00	36.24
Net Interest Income	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	7,418.23	7,676.20	0.00	0.00	0.00	0.00	0.00	0.00	43,914.34
Other Income	24,156.11	875.23	987.01	1,297.90	6,605.82	6,919.83	6,290.73	0.00	0.00	0.00	0.00	0.00	0.00	22,976.51
Commissions	9,900.14	719.01	780.44	645.52	545.06	537.18	790.90	0.00	0.00	0.00	0.00	0.00	0.00	4,018.11
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	14,255.97	156.22	206.57	652.38	6,060.76	6,382.65	5,499.82	0.00	0.00	0.00	0.00	0.00	0.00	18,958.40
Operating Income	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	14,338.06	13,966.93	0.00	0.00	0.00	0.00	0.00	0.00	66,890.86
Operating Expenses	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	4,421.39	4,469.56	0.00	0.00	0.00	0.00	0.00	0.00	24,530.83
Administrative expenses	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	2,348.35	2,489.49	0.00	0.00	0.00	0.00	0.00	0.00	13,160.79
General expenses	5,089.90	204.17	418.28	668.86	229.78	698.80	802.59	0.00	0.00	0.00	0.00	0.00	0.00	3,022.49
Depreciation	2,403.20	189.69	203.80	194.60	194.15	199.98	197.32	0.00	0.00	0.00	0.00	0.00	0.00	1,179.54
Other expenses	15,280.66	1,213.42	955.45	1,595.11	1,249.62	1,174.26	980.16	0.00	0.00	0.00	0.00	0.00	0.00	7,168.01
Net Income before provision for loan losses	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	9,916.67	9,497.36	0.00	0.00	0.00	0.00	0.00	0.00	42,360.02
Provision for loan losses	-4,834.21	0.00	0.00	266.58	0.00	0.00	487.27	0.00	0.00	0.00	0.00	0.00	0.00	753.85
Net Income	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	9,916.67	9,010.10	0.00	0.00	0.00	0.00	0.00	0.00	41,606.18

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).